EXHIBIT 12.01

LEHMAN BROTHERS HOLDINGS INC. and SUBSIDIARIES

COMPUTATION of RATIOS of EARNINGS to FIXED CHARGES and

to COMBINED FIXED CHARGES and PREFERRED STOCK DIVIDENDS

(Dollars in millions)

(Unaudited)

	For the Twelve Months Ended November 30
	1998	1999	2000	2001	2002
Pre-tax earnings from continuing operations	$1,052	$1,631	$2,579	$1,748	$1,399
Add: Fixed charges (excluding capitalized interest)	15,813	13,681	18,778	15,724	10,709
Pre-tax earnings before fixed charges	16,865	15,312	21,357	17,472	12,108

Fixed charges:
Interest	15,781	13,649	18,740	15,656	10,626
Other(a)	47	71	57	78	103
Total fixed charges	15,828	13,720	18,797	15,734	10,729
Preferred stock and trust preferred dividend requirements	124	174	195	192	155
Total combined fixed charges and preferred stock dividends	$15,952	$13,894	$18,992	$15,926	$10,884

RATIO OF EARNINGS TO FIXED CHARGES	1.07	1.12	1.14	1.11	1.13
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	1.06	1.10	1.12	1.10	1.11

(a)        Other fixed charges consist of the interest factor in rentals and capitalized interest.